UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2022

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

CONTENTS

On June 29, 2022, MeaTech 3D Ltd. (the “Company”) entered into a definitive securities purchase agreement with a single U.S. institutional investor for the purchase and sale of 1,857,143 American Depositary Shares (“ADSs”), each representing ten (10) ordinary shares of no par value, and/or pre-funded warrants to purchase ADSs, and warrants to purchase 1,857,143 ADSs at a purchase price per ADS (and accompanying warrant) of $3.50, pursuant to a registered direct offering (the “Offering”). The warrants to be issued will have a five-year term, will become exercisable immediately and will have an exercise price of $3.50 per ADS.

The closing of the Offering is expected to occur on or about July 5, 2022, subject to the satisfaction of customary closing conditions. The gross proceeds from the Offering are expected to be approximately $6.5 million. The Company intends to use the net proceeds from the Offering for general corporate purposes.

A copy of the opinion of Meitar│Law Offices relating to, inter alia, the legality of the issuance and sale of the ordinary shares underlying the ADSs in the Offering is attached as Exhibit 5.1. A copy of the opinion of Covington & Burling LLP relating to the ADSs and the warrants is attached as Exhibit 5.2. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The Company also entered into a letter agreement with A.G.P./Alliance Global Partners, as placement agent (the “Placement Agent”), dated June 29, 2022, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the Offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds received in the Offering.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-264110) previously filed with the U.S. Securities and Exchange Commission on April 4, 2022 and declared effective on April 13, 2022.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-264110) and Form S-8 (File No. 333-255419).

EXHIBIT INDEX

Exhibit No.

1.1	Securities Purchase Agreement between MeaTech 3D Ltd. and the purchaser named therein, dated June 29, 2022
1.2	Placement Agency Agreement between MeaTech 3D Ltd. and A.G.P./Alliance Global Partners, dated June 29, 2022
4.1	Form of Pre-Funded Warrant
4.2	Form of Common Warrant
5.1	Opinion of Meitar │Law Offices
5.2	Opinion of Covington & Burling LLP
23.1	Consent of Meitar │Law Offices (included in Exhibit 5.1)
23.2	Consent of Covington & Burling LLP (included in Exhibit 5.2)
99.1	Press Release issued by MeaTech 3D Ltd. on June 30, 2022 titled “MeaTech 3D Ltd. Announces $6.5 Million Registered Direct Offering”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: June 30, 2022